FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: June 26, 2015

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English Translation of the Announcement of A Resolution Adopted at the 61st Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English Translation of the Announcement of the Resolutions Adopted at the 61st Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.             Reason for Filing

To report certain resolutions adopted at the 61st Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on June 24, 2015, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-paragraph 9-2 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.             Matters Reported

1) Date of the Meeting Held: June 24, 2015

2) Contents of the Matters Resolved:

Proposal No.1                                  Appropriation of Surplus

1.             Matters Relating to Year-end Dividend

(1)            Matters relating to Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof

60 yen per share of common stock of the Company

The aggregate amount thereof shall be 22,011,681,360 yen.

(2)            Effective Date of the Distribution of Surplus as Dividend:

June 25, 2015

2.             Matters Relating to Appropriation of General Reserve

(1)            Category of Surplus to Increase and the Amount thereof:

General Reserve                                                                                                              27,000,000,000 yen

(2)            Category of Surplus to Decrease and the Amount thereof:

Unappropriated Retained Earnings       27,000,000,000 yen

Proposal No.2                                  Election of Eleven (11) Directors

Tetsuo Kuba, Tatsumi Maeda, Goro Yamaguchi, Ken Ishii, Hiroshi Fure, Yoji Date, Yoshihito Ohta, Shoichi Aoki, John S. Rigby, Tadashi Onodera and Hiroto Mizobata shall be elected as Directors.

Proposal No.3                                  Election of One (1) Audit & Supervisory Board Member

Yoshihiro Kano shall be elected as Audit & Supervisory Board Member.

3) Number of the Votes Showing Intension to Vote FOR, AGAINST or ABSTAIN, Requirements for Adoption, and the Tabulation Results with respect to Matters Resolved:

Matters Resolved	FOR	AGAINST	ABSTAIN	INVALID	Ratio of Votes FOR	Result
Proposal No. 1	2,771,202	84,059	1,637	45	96.01	Adopted
Proposal No. 2
Tetsuo Kuba	2,691,685	160,946	4,267	40	93.26	Adopted
Tatsumi Maeda	2,739,895	112,736	4,267	40	94.93	Adopted
Goro Yamaguchi	2,750,571	102,061	4,267	40	95.30	Adopted
Ken Ishii	2,824,932	27,700	4,267	40	97.87	Adopted
Hiroshi Fure	2,824,917	27,715	4,267	40	97.87	Adopted
Yoji Date	2,824,963	27,669	4,267	40	97.87	Adopted
Yoshihito Ohta	2,824,905	27,727	4,267	40	97.87	Adopted
Shoichi Aoki	2,824,935	27,697	4,267	40	97.87	Adopted
John S. Rigby	2,824,866	27,767	4,266	40	97.87	Adopted
Tadashi Onodera	2,633,598	221,674	1,627	40	91.24	Adopted
Hiroto Mizobata	2,850,904	4,370	1,627	40	98.77	Adopted
Proposal No. 3	2,727,080	128,220	1,627	14	94.48	Adopted

Notes:

1.      Requirements for adoption of resolutions are as follows:

-              The requirement for adoption of resolution relating to Proposal No. 1 is a majority of votes of the shareholders entitled to exercise voting rights who are present at the Meeting.

-              The requirement for adoption of resolutions relating to Proposal Nos. 2 and 3 is a majority of votes of shareholders entitled to exercise voting rights who are present at the Meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

2.      “Ratio of Votes FOR” is expressed in percentage of a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the Meeting (i.e., the sum total of the number of voting rights exercised by shareholders by the day immediately preceding the Meeting date and the number of voting rights exercised at the Meeting by attending shareholders), and the numerator is the number of voting rights with confirmed votes “FOR” with respect to each Proposal.

4)                    Reason for not Including Some Votes of Shareholders Present at the Meeting:

Because the said number of voting rights with confirmed votes “For”, out of the total number of voting rights exercised at the Meeting, was sufficient to satisfy the requirements for adoption of all Proposals.